UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Intelligent Buying, Inc.
(Name of Issuer)
Common Stock $.001 par value
(Title of Class of Securities)

45822D 10 2
(CUSIP Number)

Jonathan Herzog 16553 Hartsook St Encino CA, 91436 818-201-3727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45822D 10 2	13D	Page 2 of 4 pages

1	NAME OF REPORTING PERSON

Jonathan Herzog

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

		7	SOLE VOTING POWER
	NUMBER		809,283
OF
	SHARES	8	SHARED VOTING POWER
	BENEFICIALLY		n/a
OWNED
	BY	9	SOLE DISPOSITIVE POWER
	EACH		809,283
REPORTING
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH		n/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

809,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.31%

14	TYPE OF REPORTING PERSON
IN

CUSIP NO. 45822D 10 2	13D	Page 3 of 4 pages

Item 1. Security and Issuer

This statement on Schedule 13D relates to Convertible Notes (the “Notes”) which were converted into shares of the Common Stock, par value $0.001 per share (the “ Common Stock ”), of Intelligent Buying, Inc., a California corporation (the “ Issuer ”).  The principal executive offices of the Issuer are located at 450 National Ave, Mountain View, CA 94043. The convertible promissory notes were acquired from a non-affiliate and a now former affiliate, totaling $32,371.33 in face value, for $2,590.  The notes were converted into the Issuer's common stock at a conversion price of $.04 per share, resulting in the Reporting Person owning 809,283 shares.

Item 2. Identity and Background

(a)           NAME

This Statement is filed on behalf of Jonathan Herzog ( the “Reporting Person”):

(b)           RESIDENCE OR BUSINESS ADDRESS

The address of the Reporting Person is 16553 Hartsook St, Encino CA 91436

(c)           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Reporting Person serves as the President and Chief Operating Officer of the Issuer. He also serves as a Senior Executive at Chabad of the Valley, a non-profit organization located at 18181 Burbank Blvd, Tarzana CA, 91356.

(d), (e)    CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           CITIZENSHIP

The reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Notes reported herein at an aggregate cost of $2,590.  The funds used to purchase these Notes and the securities underlying them were personal.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock reported herein in connection with the consummation of a series of transactions including the Stock Purchase Agreement resulting in a change of control of the Registrant, as described in the Company’s Current Report on Form 8-K on January 20, 2015 filed with the Securities and Exchange Commission (the “SEC”).  In his capacity as the President, Chief Operating Officer and a director of the Issuer, the Reporting Person is, and will be, significantly involved in the affairs of the Issuer, and could take actions that relate to or would result in the matters set forth in subparagraphs (b) through (j) of Item 4 to Schedule 13D.

Other than as set forth above, the Reporting Persons, in his capacity as a holder of securities of the Issuer,, currently has no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

CUSIP NO. 45822D 10 2	13D	Page 4 of 4 pages

Item 5. Interest in Securities of the Issuer

(a) Amount beneficially owned:

809,283

Percent of class:

11.31%

(b)  Number of Common Shares as to which such Reporting Person has:

(i)  Sole power to vote or direct the vote:

809,283

(ii)  Shared power to vote or direct the vote:

n/a

(iii)  Sole power to dispose or direct the disposition:

809,283

(iv)  Shared power to dispose or direct the disposition:

n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

/s/ Jonathan Herzog
Jonathan Herzog

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)